Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 jorgeluis.perez@cemex.com	Investor Relations Lucy Rodriguez +1 (212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES HIGHEST QUARTERLY EBITDA,

EBITDA MARGIN AND FREE CASH FLOW SINCE 2016

MONTERREY, MEXICO, OCTOBER 28, 2020– CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today strong results in third-quarter 2020 with all regions showing increasing profitability. EBITDA not only recovered from COVID-19 disruptions of the prior quarter but grew double-digit on a year over year basis. Net Sales increased 3% on a like to like basis to US$3.4 billion, while EBITDA for the quarter rose 15% to US$728 million. EBITDA margin increased by 1.8 percentage points due to higher prices, energy tailwinds, and cost efficiencies under Operation Resilience.

CEMEX’s Consolidated Third Quarter 2020 Financial and Operational Highlights

•	Net Sales on a like-to-like basis increased 3%, to US$3,436 million.

•	Operating Earnings before Other Expenses, net, increased 20% to US$453 million on a like-to-like basis.

•	Operating EBITDA on a like-to-like basis increased 15% to US$728 million, as compared to the same period in 2019.

•	Operating EBITDA margin increased by 1.8pp, from 19.4% in the third quarter of 2019 to 21.2% this quarter.

•	Free Cash Flow after Maintenance Capital Expenditures increased 58% to US$458 million.

•	Controlling Interest Net Income (loss) was a loss of US$1.54 billion, due to a non-cash impairment of goodwill and idle assets that CEMEX previously announced.

•	As a result of the strong quarterly performance, CEMEX delevered in the quarter. Net debt plus perpetual notes decreased by US$504 million versus the prior quarter.

“We are pleased with our performance in the third quarter in which all regions participated in earnings recovery. Indeed, during the quarter, we experienced EBITDA recovery from the second quarter decline, due to COVID-19, as well as strong year-over-year growth. Operation Resilience played a key role in this performance,” said Fernando A. González, CEO of CEMEX. “We continued to derisk the business with the reduction in our net leverage ratio and the extension of our bank maturities with the successful refinancing of the Facilities Agreement.”

Geographical Markets Third-Quarter 2020 Highlights

Net Sales in Mexico increased 14% on a like-to-like basis to US$723 million. Operating EBITDA, on a like-to-like basis, increased 16% to US$246 million in the quarter, versus the same period of the previous year.

CEMEX’s operations in the United States reported Net Sales of US$1.0 billion, an increase of 1% from the same period in 2019. Operating EBITDA increased by 7% to US$199 million versus the same quarter of 2019.

In our Europe, Middle East, Africa and Asia region, Net Sales increased by 2% on a like-to-like basis, compared with the same period of the previous year, reaching US$1.2 billion. Operating EBITDA was US$220 million for the quarter, 8% higher than the same period last year on a like-to-like basis.

CEMEX’s operations in our South, Central America and the Caribbean region, reported Net Sales of US$395 million, an increase of 1% on a like-to-like basis over the same period of 2019. Operating EBITDA increased by 31% on a like-to-like basis to US$109 million in the third quarter of 2020, in contrast to the same quarter of 2019.

CEMEX is a global building materials company that provides high-quality products and reliable services. CEMEX has a rich history of improving the wellbeing of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future. For more information, please visit: www.cemex.com

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This press release contains forward-looking statements that reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. CEMEX assumes no obligation to update or correct the information contained in this press release. The information contained in this press release is subject to change without notice, and CEMEX is not obligated to publicly update or revise any forward-looking statements. Readers should review future reports filed by CEMEX with the U.S. Securities and Exchange Commission. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.

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